                                                      Filed by Cytyc Corporation
               pursuant to Rule 425 under the Securities Act of 1933, as amended
                                             Subject Company: Digene Corporation
                                                              File No. 333-83585


ADDITIONAL INFORMATION:

STATEMENTS MADE DURING THE FOLLOWING CONFERENCE CALL CONCERNING CYTYC'S PROPOSED ACQUISITION OF DIGENE CORPORATION ARE FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000.

     In addition to the Registration Statement, Schedule TO, Prospectus and
Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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                                CYTYC CORPORATION

                             MODERATOR: ANNE RIVERS
                                  JUNE 25, 2002
                                   8:30 AM EST

Operator:           Good morning. My name is (Erica). And I will be your
                    conference facilitator today.

                    At this time I would like to welcome everyone to the Cytyc Corporation conference call. All lines have been placed on mute to prevent any background noise.

                    After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you want to withdraw your question, press the pound key.

                    Thank you, at this time I would to turn the call over to Ms. Anne Rivers of Cytyc Corporation. You may begin your conference.

Anne Rivers:        Thank you, operator. Good morning, everyone, and welcome to
                    Cytyc Corporation's conference call. If anyone has not received a copy of our recent news releases, please call
                    Morgan Walke at 212-850-5600 and they will be faxed to you immediately.

                    Forward-looking statements made during this call are made pursuant to the provisions of Section 21E of the Securities and Exchange Act of 1934. Investors are cautioned that statements during this call which are not strictly historical statements including, without limitation, statements regarding the company's proposed acquisition of Digene, management's expectations regarding future business developments and results of operations, management's plans and objectives for future operations, product development, commercialization and performance and management's assessment of market factors as well as statements regarding company strategy constitute forward-looking statements.

                    These statements may be identified with such words as we expect, we believe, we anticipate or similar indications of future expectations. These statements involve risks and uncertainties which could cause actual results to differ including, without limitation, the risks detailed in the company's press release issued today and in filings with the Securities and Exchange Commission including in its 2001 Form 10K under the heading Certain Factors Which May Affect Future Results.

                    In addition, revenues and earnings in the medical device industry are subject to fluctuations. And the growth rates recently experienced by the company do not necessarily represent future operating results. The company cautions listeners not to play undue reliance on any such forward-looking statements which speak only as of the date they were made.

                    The company disclaims any obligation to publicly update or revise any such statements to reflect any change in company expectations or events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

                    In addition, please note that this call is being recorded by Cytyc Corporation and is copyrighted material and cannot be rerecorded or rebroadcast without the company's express permission. And your participation implies consent to our taping.

                    With that, I'd like to turn the call over to Patrick Sullivan, Chairman and Chief Executive Officer of Cytyc Corporation.

Patrick Sullivan:   Good morning, ladies and gentlemen. This is Patrick
                    Sullivan. I'd like to welcome you to our teleconference to discuss the recent developments with the Federal Trade
                    Commission concerning our proposed acquisition of Digene
                    Corporation and to report on the forecasted performance of the company for the second quarter ended June 30, 2002.

                    Joining me on the call today are Dan Levangie, our President and Chief Operating Officer, and Bob Bowen, Cytyc's Chief Financial Officer.

                    As I'm sure you are now aware, the Federal trade Commission yesterday announced that the commissioners had voted to seek a preliminary injunction to block our proposed acquisition of Digene Corporation. This decision is the result of the Commission's requirement under the Hart-Scott-Rodino Act to either clear the transaction or take action to block the transaction by June 27, 2002. We strongly believe that the Commission has reached the wrong outcome, and we would be successful in challenging the decision by the FTC.

                    We are obviously very disappointed in this decision from the FTC. Our understanding is that there were two primary issues of concern. The first related to the ability of laboratory customers to have access to the Digene HPV test if they were using the TriPath product.

                    We maintain and continue to believe that any liquid-based pap company on the market today or in the future can have access to virtually any diagnostic test from a sample collection medium with or without assistance of the owner of the test. We have demonstrated the is twice ourselves, first with the FDA approval of the Digene HPV test in the ThinPrep vial in 1997 and most recently with Roche for the testing of Chlamydia and gonorrhea from the ThinPrep pap test vial.

                    TriPath and Digene currently have a PMA supplemental application with the FDA to allow for this indication. There is nothing that we can or could do to prevent TriPath from receiving this approval if their clinical trial support approval by the FDA.

                    The Second concern is that the acquisition would eliminate future potential competition between Cytyc's ThinPrep pap test and Digene's HPV test either in conjunction with a pap test or on a standalone basis. We do not believe that the ThinPrep pap test and the Digene HPV test compete when used together or that an HPV test will be competitive as a standalone product in the United States for the foreseeable future.

                    Moreover, we believe the FTC failed to adequately take into account the competitive significance of the recent announcement by Roche that it intends to develop an acceptable HPV product and bring it to the market within the next two years. We believe the announcement by Roche on June 6 of their having obtained (Institute Pasteur)'s intellectual property would give Roche ample HPV strains to bring a competitive product to the market.

                    Roche is the number 1 diagnostic company in the world and is estimated to have 4000 COBAS AMPLICOR systems in laboratories around the world. This instrument platform currently performs HIV and Chlamydia and gonorrhea tests and will be the same platform that we understand upon which the HPV tests will be run. And this would allow Roche to enter the market as a formidable competitor for HPV within the next two years.

                    Despite our arguments to the staff, they nonetheless decided to seek to block the merger. Given these developments, we are evaluating all options available to us with regard to the proposed transaction.

                    With or without this acquisition, our strategy is to continue to differentiate the ThinPrep pap test versus the conventional pap smear and TriPath by focusing on the increased disease detection for both low grade and high grade lesions that our FDA approved labeling allows.

                    In addition, we'll continue providing a more valuable product to the OBGYNs as well as laboratories by focusing our sales and marketing efforts on the additional tests that can be run from the ThinPrep pap test vial. In that regard, we will continue promoting HPV tests with Digene under our existing co-promotion agreement that currently runs through the end of June 2003.

                    In addition, the recent approval of the Roche Chlamydia and gonorrhea test from the ThinPrep pap test vial we'd expect to start promotion of this product as well.

                    In addition, we are focusing on several of our other growth areas. We've got the ThinPrep imaging system currently under review at the FDA and expect to have that product approved by the end of this year or early next.

                    FirstCyte ductal lavage is showing some early signs of favorable reimbursement. And we intend to put some additional sales resources behind that product. Both Bob and Dan will provide additional insight into these areas as well.

                    Finally, at the end of the quarter we indicated that we believe that some additional inventory may exist in our laboratory customers. During this quarter we spent considerable time trying to understand the inventory level on

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                    a customer-by-customer basis. We performed several
                    bottoms-up analyses of each individual customer, their inventory on hand and usage.

                    Our visibility into the inventory status of each and every customer is hampered somewhat since we don't have visibility into the end-user physician demand, what it is, with the exception of Quest and Lab Corp. Our two large laboratory customers provide us with this actual usage data every month.

                    The results of our analytical work lead us to believe that the inventory is somewhat larger than we thought at the end of April. As a result, we took steps during the quarter to address this issue. I've asked Bob to go into specific details on how we arrived at our conclusions. We are confident of our ability to continue to growth with the base business and are determined to make the ThinPrep pap test the standard of care for screening women for cervical cancer.

                    Bob will now fill you in on additional details of how we believe we will finish the quarter and the outlook for the balance of this year and 2003. Bob?

Bob Bowen:          Thank you, Pat, and good morning, ladies and gentlemen.

                    My remarks today will include a historical perspective on how we got where we are, an assessment of the current situation and what we see going forward. Additionally, I will be providing updated guidance for the second quarter of 2002, the full year 2002 and the full year 2003.

                    In compliance with the SEC's Regulation FD, this guidance is being disseminated simultaneously to all interested parties.

                    Further, as noted at the outset of this conference call, listeners are cautioned that the company's guidance is forward-looking in nature and subject to risks and uncertainties which could cause actual results to differ materially from our forward-looking statements including, without limitations, the risks detailed in the press release we issued earlier today and in our SEC filings including our 2001 10K.

                    I would like to start by emphasizing that the business changes we are making are being made because we believe they are the right changes for the business and will provide for the optimum business value proposition going forward.

                    The core change revolves around driving our revenue profile off end-user demand levels. We believe this change will provide for greater marketplace visibility, lower working capital requirements, improved allocation of internal resources, better marketing control and improved pricing.

                    We also believe that end-user usage continues to grow and that these changes and the visibility they provide will enhance that growth.

                    For several years our business has had a quarter-end skew to the quarter revenue profile. Looking back as far as the first quarter of 1998, we shipped in the range of 41% to 64% of products in the third month of each quarter. The peak 64% rate occurred in the first quarter of year 2000 and again in the first quarter of year 2002.

                    One reason for the development of this revenue profile was that labs and physicians were rapidly gearing up to take advantage of the significantly improved pap test technology.

                    Although we do not have lab reported quarterly usage information for most labs, we do receive quarterly usage information from our two largest customers. Looking back over quarterly usage growth rates for the two largest labs, back to the beginning of 1999, there is significant variability in the quarterly usage growth rates with quarterly sequential usage growth rates ranging from single-digits to as high as nearly 60% no doubt that they as well as other labs and Cytec all had a keen interest in ensuring that lab inventory levels were sufficient to capture all the physician demand as it was building.

Anne Rivers:        Operator?

Operator:           At this time I would like to remind everyone in order to ask a question...

Anne Rivers:        No, there's no questions. There's...

Man: There's a lot of static on the line. Can you make sure there's no static on the line, please?

Operator:           Yes.

Anne Rivers:        (Unintelligible) continuing.

Bob Bowen:          A second reason has to do with the length of the supply
                    chain and customer ordering preferences. The supply chain includes issuance of a customer purchase order, acceptance of the order by Cytyc, shipment, warehousing and redistribution of the physician kits, vial and sample collection device to the physician community by the labs.
                    Many labs have a preference for one quarterly ordering process and one quarterly shipment to their warehousing facility.

                    And lastly, we have not had clear visibility to the usage rates and inventory levels at the 1000 or so labs that we serve other than Quest and Lab Corp.

                    Following our April 4 conference call, we have devoted a substantial amount of time, energy and resource to understand inventory usage levels at the 1000 labs we serve. A team of approximately 50 people including our account executives who are the front line interface with lab customers, the regional sales managers they report to, the regional business directors and our marketing and finance organizations as well as general management participated in a lab-by-lab review.

                    Based on this work, we believe that the estimated lab inventory of ThinPrep disposables at the end of the first quarter was approximately $50 million. This amount was larger than we had anticipated and is the estimated amount we are basing our forward-going plans on.

                    However, I would caution that the amount of "normal" lab inventory carrying level is probably not a static number. Our larger labs have indicated to us that they would like to carry, on average, an estimated inventory of approximately 20 working days. If all labs maintain this estimated level, it would equate to approximately 15 to $18 million of field inventory.

                    That would suggest that the amount in excess of the "norm" is approximately 32 to $35 million. We believe the best interest of the business are served by putting this inventory overhang and quarter-end revenue skew behind us as quickly as possible.

                    Our goal is to have revenue more evenly disbursed across the quarter with focused sales and marketing efforts directed at utilization rates. We have made substantial changes to our operating processes to achieve this goal. We have developed and implemented (unintelligible).

Anne Rivers:        Operator, we're getting interference from another call.

Operator:           Yes.

Anne Rivers:        Can you fix it please?

Operator:           Yes, ma'am, I'll look into that now.

Bob Bowen:          We have developed and implemented new contracting
                    guidelines. We have revamped our quotation process. We have eliminated any pricing flexibility from the field sales organizations.

                    We have developed specific pricing authority levels that start at the Vice President of Marketing and work their way to Pat's office, depending on size of account, with a finance signoff all along the way. We have strengthened our order entry and order acceptance routines. And we have modified the sales incentive plans to focus on key initiatives that will continue to drive increased utilization.

                    We believe these changes will have a more pronounced effect on second quarter and total year 2002 revenues than we believed in our April 24 conference call. We believe our sales for the quarter will, in total, be in the range of 39 to $43 million. At this revenue level we believe pro forma earnings per share for the quarter will be in the range of breakeven to 3 cents per share.

                    This earnings per share level excludes a potential one-time charge related to costs, largely legal and other external advisory expenses, associated with the Digene transaction. These costs will be part of the purchase price allocation if the transaction is consummated.

                    We believe third quarter 2002 revenues will represent a substantial increase over the second quarter 2002. And we plan to give more explicit guidance on the third quarter during our regularly scheduled conference call in July.

                    For the full year 2002 we believe revenues will be in the range of 230 to $245 million. This range anticipates second half revenues in the range of 120 to $135 million.

                    We believe revenues for the year 2002 by product line will fall into the following ranges, T2000 and T3000 instruments in the range of 7 to $8 million, general cytology disposables in the range of 7 to $8 million, ThinPrep pap test disposables in the range of 190 to $200 million.

                    In addition to the inventory correction effect on ThinPrep pap test revenues, the projected ThinPrep pap test disposable revenue growth is off a usage base which is lower than the shipment base reported at 64% conversion at the end of the first quarter 2002.

                    Our best estimate of the current usage base is approximately 50 to 55%, co-marketing revenues of approximately $3 million, ductal lavage revenues of approximately $2 million, international revenues of approximately 20 to $22 million, assuming no conversion decision in the UK until 2003, all other revenues, largely service related, of approximately $2 million.

                    For the year 2002 we believe gross margin rates will be in the 80 to 82% range. But we anticipate lower gross margin rates in the second quarter due to the lower ThinPrep pap test disposable sales, our highest margin product line.

                    We believe operating expenses for the full year 2002 will be approximately $110 million, plus or minus $1 million. And we expect our effective tax rate to be approximately 38%. On this basis, and assuming we stay on our plans, we believe total year 2002 pro forma earnings per share, excluding one-time charges, will be in the range of 40 to 44 cents per share.

                    For the full year 2003 we believe revenues will be in the range of 315 to $350 million. By product line we believe revenues will fall into the following ranges, T2000 and T3000 instrument revenues in the range of 9 to $10 million, general cytology disposable revenues the range of 9 to $10 million, ThinPrep pap test disposable revenues in the range of 255 to $275 million.

                    This ThinPrep pap test revenue level would equate to a usage-based conversion level of approximately 65 to 70% for the full year or approximately three points of market share growth sequentially per quarter from our best estimates of the current starting point of 50 to 55%.

                    ThinPrep pap test revenue levels are lower in 2003 than you may have anticipated because the base start point is 50 to 55% on a usage basis, rather than the 64% shipment start point indicated at the end of the first quarter.

                    Co-marketing revenues of approximately 1 to $2 million, the Digene co-marketing agreement expires June 30, 2002. And we have not factored in co-marketing revenues beyond this time frame.

                    Ductal lavage revenues in the range of 6 to $10 million, imaging system revenues in the range of 8 to $12 million, we expect to introduce the imaging system in Europe later this year and domestically in 2003 following FDA approval.

                    International revenues in the range of 24 to $28 million, these revenue levels assume a modest rollout of the ThinPrep pap test in England, largely at National Health Service training schools.

                    All other revenues, largely service related, in the range of 3 to $4 million. We believe our gross margin rate for 2003 will be in the range of 80 to 82%, operating expenses in the range of 123 to $28 million and that our effective tax rate will be approximately 38%.

                    On this basis, and assuming we stay on our plans, we believe that earnings per share will be in the range of 66 to 76 cents.

                    I would now like to turn the call over to Dan.

Dan Levangie:       Thanks, Bob. As Bob has reviewed, we have implemented a
                    series of change to the way we operate the business that we believe are in the best long-term interest of capturing the value created by conversion to the ThinPrep pap test.

                    Our OB/GYN Physician Sales Team is now completely focused on increasing conversion levels in their busiest physician offices by educating these physicians about the recent guidelines published by the American Society of Coloscopy and Cervical Pathology.

                    These guidelines underscore the advantages of the ThinPrep pap test as a testing platform for HPV testing in the management of ASCUS pap test results. In May, in support of these guidelines, we introduced a program called ATHENA.

                    ATHENA, which stands for ASCUS Triage and HPV: Evaluation and National Averages, is a national Web-based patient registry put into place by Cytyc for their busiest target physicians, to encourage their use of ThinPrep and HPV testing, allowing them to track and compare their clinical results with approximately 1000 other physicians in the United States.

                    When completed, ATHENA will register approximately 15,000 patients from 1000 physicians and will represent one of the largest trials of the clinical utility of the combination of ThinPrep and HPV testing. ATHENA was introduced to coincide with publication of the ASCCP guidelines. And physician training and patient enrollment has already begun.

                    During the quarter our lab sales team has been exclusively focused on two primary initiatives. First is implementation of our new contracting guidelines mentioned by Bob earlier with all of our existing customers.

                    Second is lab standardization. By lab standardization, we mean that a lab has decided that based upon the clinical data and their own in-house experience that full 100% conversion of the ThinPrep pap test is in the best interest of their laboratory, their physician clients and the patients being tested.

                    As a result, the lab will proactively announce their decision to standardize all of their cervical cytology testing on one method, the ThinPrep pap test method. As of today, we have 130 laboratories that have announced their intention to their clients and have converted all of their testing to ThinPrep.

                    Our goal is to have an additional 25 to 30 laboratories make this same decision and to announce that decision to their clients each quarter. Both of these teams are out executing these plans which we believe will increase conversion rates throughout the remainder of this year and next.

                    Beyond the core ThinPrep pap test business, our other major near-term product opportunity is FirstCyte ductal lavage. As of last week we have 217 breast centers trained to perform FirstCyte ductal lavage and 145 laboratories trained to interpret those specimens.

                    Our sales team continues to be highly focused on expanding the base of trained physicians and to working with these surgeons to help them fit ductal lavage into their regular schedule. We predict that more than half of the sales of FirstCyte ductal lavage catheters during this quarter will come from existing customers.

                    We have recently put into plan three initiatives to support increased use of FirstCyte.

                    First we will begin employing resources from our OB/GYN sales team to generate referrals from primary care OBGYNs to trained breast care centers in areas where reimbursement is most favorable.

                    An example is New York City. In New York we have coverage policies from several large insurance companies. We will begin having our OB/GYN sales team in New York and selected other markets educate primary care OBGYNs about breast cancer risk assessment and ductal lavage and to begin generated referrals to these trained centers.

                    We believe that this activity will increase patient flow, will increase the number of procedures performed, prior authorizations requested and will solidify and expand reimbursement.

                    Our second initiative is based upon results of a paper presented recently by Dr. (William Dooley) from the University of Oklahoma in which he describes his experience in performing ductal lavage on the contra lateral breast of patients undergoing a surgical procedure in the operating room.

                    On a series of approximately 70 patients, Dr. (Dooley) observed that more than 20% had atypia in their ductal lavage specimen, consistent with our

                    National Cancer Institute Data published in December. And he was able to use this information to change his management in many of these patients.

                    We believe there is important clinical value to be derived from this operating room procedure, and believe that increased use of ductal lavage in the operating room will spill over into increased office-based use.

                    Overall we believe there are approximately 300,000 patients who undergo a surgical procedure on one breast in the operating room who are ideal candidates for FirstCyte ductal lavage on the contra lateral breast. Our sales team is focused on implementing this procedure in the operating room now.

                    Finally, we believe that increased clinical data and documentation will ultimately drive increased utilization of ductal lavage. We believe that the existing breast cytology literature, the FirstCyte ductal lavage data published in the Journal of the National Cancer Institute in December, the emerging data from follow-up of those patients in that study as well as confirming data gathered from FirstCyte ductal lavage patient registry are sufficient to support an application to FDA that would expand our current labeling claims for FirstCyte.

                    We plan to work with FDA and submit a PMA for FirstCyte later this year to gain labeling that allows a claim that in high-risk women FirstCyte ductal lavage cytologic results predict the presence of breast disease and that intervention is indicated. We believe that recognition of these data by gaining FDA labeling will fully support more widespread adoption.

                    Overall we're very pleased with elements of our FirstCyte ductal lavage commercialization plan. Reimbursement is very good in some specific geographies. And we will begin use of our existing sales resources in these areas to generate patient referrals.

                    In addition, we'll focus on the use of ductal lavage in the operating rooms, on patients undergoing a breast surgical procedure and will increase utilization by trained physicians in this setting.

                    Finally, we will work with FDA to expand our approved labeling, which we believe will support more fully the rapidly expanding use of ductal lavage.

                    I'd now like to turn the call back to Pat.

Patrick Sullivan:   Operator, I'd like to now open the call to questions.

Operator:           At this time, I would like to remind everyone in order to
                    ask a question, please press star, then the number 1 on your telephone keypad.

                    Your first question comes from (Kurt Kreuger) of Bank of America Securities.

(Nathan Weins):     Hi guys. This is actually (Nathan Weins). A quick question here on Pro-Duct, you know, this is $6 million in 2003 or I should say 6 to $10 million, is quite a reduction from I think what we were thinking when the acquisition was initially made of around 30 to $45 million in `03.

                    And can you talk a little bit about what - is it just tougher going out there? Are you having trouble convincing the OBGYNs that they need to refer people to have this procedure done? Is it just kind of unclear what to do with the results?

                    But just can you talk a little bit about what's driving that number?

Dan Levangie:       Sure (Nathan). This is Dan. I think our going-in assumption was that the most significant barrier to adoption would be reimbursement. I think we still believe that that's the case. While we have success in gaining coverage decisions, it's been rather localized. New
                    York, in fact, is our most successful area.

                    But we have not seen, you know, the widespread reimbursement decisions that we're going to need in order to generate, you know, a greater use of the product. So I think reimbursement still is an issue for us that we are working on. And I think we can be successful. But the timing is just taking us a little bit longer than we had anticipated.

                    Secondly is the use of the product and integration of that procedure into the physician's practice. And I think we are trying to work through those issues on a site-by-site basis.

                    I think the migration of the procedure into the operating room that I talked about is a way in which physicians will become more comfortable with the procedure, and as a result, will be more willing to integrate it into their office practice.

                    So I think those two, reimbursement and the logistics related to the procedure in the office, are the barriers that we see that are taking us a little bit longer than we had anticipated.

(Nathan Weins):     Okay. Just talking a little bit more about reimbursement,
                    can you tell us how many plans you have signed up and what kind of reimbursement amounts we're seeing at this point?

Dan Levangie:       Yeah. Total coverage right now is approximately 21 million covered lives. The most recent addition was Oxford Health
                    Care in New York, which published their coverage decision on their Web site several weeks ago. But in total, that would bring us to formally, I believe, about six plans, 21 million covered lives.

                    In addition to that, we're seeing plans reimbursed on a case-by-case basis. In the first quarter, we had approximately 90 insurance plans that approved prior authorization requests for the procedure that have not formally made a coverage decision. So on a case-by-case basis there are approvals occurring.

                    In terms of levels of reimbursement, on average it's approximately $565 per duct is the reimbursement that we are seeing.

(Nathan Weins):     Okay. All right, thanks a lot. I'll get back in line.
                    Thanks.

Operator:           Your next question comes from (David Lewis) of Thomas Weisel
                    Partners.

(David Lewis):      Good morning. Just a couple quick questions, Pat, if you
                    could just - you mentioned, at least gave the implication that you anticipated preliminary injunction being issued and then Cytyc is going to essentially fight this as long as possible. Can I get a clarification on that? And maybe could you provide any more granularity in terms of what are your specific options?

Patrick Sullivan:   The FTC has voted to file a complaint and seek a court order to preliminary enjoining us from acquiring Digene. And this limits our actions or our options to either litigating against the FTC or potentially abandoning the transaction.

                    Of course there's always the possibility that we might find a means of resolving the FTC's concern without an order enjoining the transaction. And we will, of course, be, as we've always been, open to discussing with the FTC the means of resolving any dispute that we might have.

(David Lewis):      Okay. And then another secondary question really for Bob,
                    you mentioned $50 million in excess inventory. You mentioned that all customers operated at a 10 to 20 day inventory levels. That would be 32 to $35 million in inventory overhang. Can you just rectify the 32 to 35 number with the $50 million number, Bob?

Bob  Bowen:         Yes (David), there was some interference, at least on this side, when I was talking. But the $50 million is not excess.
                    The $50 million is total inventory at labs. That's the number we believe at the end of the first quarter was the total number.

                    Our two largest labs have suggested that they would like to carry approximately 20 days of working inventory. And if everyone were to do that, that would equate to 15 to $18 million worth of lab inventory in total so that what you might define as the excess is the difference between those two numbers.

                    However, I would caution that the data I have looked at - and obviously different labs have different ordering patterns, different inventory carrying patterns, et cetera, et cetera, et cetera. But the data that I have looked at and just the nature of the cycle suggests to me that 20 days is maybe a good target.

                    I'm not so sure that all of the labs will be able to meet that target. But those are the numbers that we are using for our planning purposes going forward in terms of what we view as the inventory correction levels will be.

(David Lewis):      Okay. Thank you.

Bob Bowen:          Okay.

Operator:           Your next question comes from (Tom Gunderson) of US Bancorp
                    Piper Jaffrey.

(Tom Gunderson):    Hi and good morning. I just want to follow up on that one a little bit and see if I get the arithmetic right, Bob. At the end of Q1 we talked about a $20 million reduction in guidance, give or take, based on the inventory. And now we are talking about an additional $40 million, which gives me a $60 million total. Thirty-five will be (Unintelligible) off by the apparent excess in trying to get to this 20 days.
                    I've got another, you know, six to seven that is a reduction on the Pro-Duct side for 02. But that still only gives me about 42.

                    It's probably in that product breakout that you gave us. But could you just outline real quickly where the other 18 would go, if my math is right here?

Bob Bowen:          Okay. I think the other piece of this (Tom) that is not
                    obvious on the surface is that the revenue growth rates had previously been based off of shipment levels. And so we had 64 - and conversion levels based on shipment levels.

                    So it was based off of a 64% conversion rate based on shipments at the end of the first quarter whereas, the new revenue guidance is based off of usage levels. And those usage levels are about 10 points lower than the shipment levels at the end of the first quarter. So if you take your increased revenue off a lower base, you are going to lose - you are not going to capture some of those future revenues until a later time in the cycle.

(Tom Gunderson):    Okay. I'll work through that. I believe I can see how the
                    arithmetic is going to work out on that side.

Bob  Bowen:         If you take three points of sequential market share
                    improvement off of 55%, off of the smaller base, it's going to give you a lower number than if you take 3 points of sequential market share improvement off of the 64% base.

(Tom Gunderson):    Okay. That's a good way to look at it. I want to get my
                    second question in before the operator knocks me off here.
                    And that is also in Q1 you asked about - or I'm sorry, you commented on average selling price. It was down 3 points. A lot of that was attributed to the March promotional. As we understand it, the price incentive promotion has not been continued into Q2. Could you comment a little bit on the ASPs since that was part of the Q1 down guidance as well?

Bob Bowen:          As indicated, one of the reasons why we are making the
                    changes that we have made in the business during the second quarter is to get improved levels of pricing as we move forward. And we have already initiated that effort.

                    We have removed all pricing flexibilities from our field sales force. We have regularly scheduled meetings every single morning to review purchase orders as well as quotation requests that are made. And we expect our pricing levels to firm into the future.

(Tom Gunderson):    And as far as Q2 relative to Q1?

Bob Bowen:          In Q2 relative to Q1 on our average selling price, I believe the average is going to be up in Q2 versus Q1.

(Tom Gunderson):    Thank you.

Bob  Bowen:         It won't be - let me just add a little bit to that, (Tom). I think we will probably have more large on a - from a mixed standpoint, I think we will have greater large lab revenues in the second quarter relative to small labs than we had in the first. But despite that, thus far what we've seen through the quarter, we still see our AAUPs going up in this quarter.

(Tom Gunderson):    Okay, thanks. I'll get back in line.

Operator:           Your next question comes from (Al Kildoni) of Pacific
                    Growth Equities.

(Al  Kildoni):      Actually if I could quickly follow up on the pricing
                    question, is there any update as to any of your, you know, contract extension discussions with any of the, you know, any of the larger labs out there? I think Quest has been hanging out there as somebody with whom you'd been having discussions.

Man: Yeah, there's no update from our side. We continue to have regularly scheduled meetings and discussions with Quest. That agreement extends through the remainder of this year.

(Al  Kildoni):      Okay. As far as - I don't know if you can - I know you
                    commented on this earlier. But I don't know if you can provide any more color on what sort of process you see going forward with the FTC. You referenced the possibility of perhaps, you know, making some sort of concessions or working something out with the FTC that would allow the acquisition to go through.

                    Could that include licensing of any additional intellectual property that could make the acquisition more palatable?

Patrick Sullivan:   I think it's -- this is Pat -- it's safe to say that we are exploring all of our alternatives with the FTC. And I won't comment on any specific discussions that we're having with them.

(Al Kildoni):       Okay. Are you aware that - I found it a little bit
                    interesting that they had arrived at a determination that HPV testing would become the primary screen as a standalone in the coming years. Do you have any insight as to how they may have arrived at that determination?

Patrick Sullivan:   We have no insight as to the case the FTC has put together to come to their, what we believe, is an erroneous conclusion that the transaction would be harmful to competition. We have always believed and continue to believe that the two products are completely compatible with one another. They're completely complementary and are not competitive in any fashion whatsoever.

(Al Kildoni):       Okay, great. Thank you.

Operator:           Your next question comes from (Ricki Golwasser) of UBS
                    Warburg.

(Ricki Golwasser):  Yeah. Hi, good morning. I have a few questions. The first one, early on in the call you mentioned that you are starting to promote the Chlamydia product by Roche. Are you getting paid for that product?

Dan Levangie:       (Ricki), that's not correct. What Pat said was that we do
                    have an agreement with Roche. And the first part of that agreement was to have our Chlamydia - their Chlamydia test approved from the ThinPrep pap test. That's completed.

                    We're in discussions with Roche. But frankly, we are, as Pat has said, committed to the Digene transaction. And until that sorts itself out, I think activity related to Chlamydia is kind of up in the air, frankly.

(Ricki Golwasser):  So we should...

Man: So no we are not earning royalties as a result of that agreement at this time.

(Ricki Golwasser):  Okay. And then as far as - and this is a question for Bob, you know, and again maybe I'm slow to understand, but you mentioned $50 million in field inventory. And you mentioned that the large customers are asking for 20 days, and I assume that's 20 working days, which means basically a month's worth of inventories.

                    And just sort of doing the back of the envelope type of analysis and saying, Quest is about 10 million, 12 million pap smears a year. So a month would be worth 1 million. Lab Corp. is about 7 million. So a month would be worth about 600,000.

                    So with that in assuming the price of 5 to $6, I get to about 8 to $10 million in reduction of inventory. And you still use - so you talked about 30 to $35 million excess revenue. So I'm still missing here about 5 to $7 million in potential revenue. I guess that's my first question regarding that.

                    My second question is in the first quarter we had an issue with excess inventory with the small customers. And now it seems that what you're saying is that the large labs are actually trying to shorten their inventory cycle. So can you just explain that again?

Bob Bowen:          Okay, (Ricki), on the first question we may have more
                    success if we take it offline and go through the numbers.
                    But I think you might be having the same maybe difficulty that (Tom) referred to in that if you take our - if you take the revenue growth rate off of a 64% conversion start base at 3 points sequentially per quarter thereafter, you will come up to a different number than if you started at, call it, a 55% conversion rate. So simply because you're starting off of a lower base, you're going to have lower revenues than you otherwise might have.

                    Secondly, I also want to make sure you understand what I was trying to say about the inventory level. The inventory was $50 million. That's across all labs, not just small labs, not just big labs, but $50 million across all labs at the end of the first quarter and that the - and that if you assume that all labs have a desire to carry inventory of approximately 20 working days, which you're correct, it's 20 working days, which is one month, and based on what we have been advised by our large labs of their desire, so if you assume everybody has the same desire, that 20 working days worth of inventory is equivalent to about 15 to $18 million worth of inventory carrying in the field. And 15 to $18 million less the $50 million that's out there is a correction of 32 to $35 million.

(Ricki Golwasser):  Okay. And then if $50 million is what you have in field inventory right now, can you give us sort of what was the number last quarter just so we can...

Bob  Bowen:         End of the year it was, I would say, 5 to $10 million below that. So it was in the range of 40 to 43, 40 to $45 million.
                    But I think it's fair to say that our sales promotion at the end of the first quarter did aggravate the situation to some extent.

(Ricki Golwasser):  Okay. And then I have a question. You talked about the ductal lavage and the fact that you are going to work with the FDA to get labeling for that product. What is required from you in order to get that label and what's sort of the timing on that?

Dan Levangie:       (Ricki), our assumption is that we would - well first of
                    all, we have yet to meet with FDA on this issue. When we do we would propose to FDA that we would submit a PMA. And that PMA would go into the normal review cycle at FDA which is typically 180 days from the time it's accepted for filing is kind of the time clock.

                    So our expectation would be to gain agreement from FDA, submit the PMA this year, some time next year to have a claim approved that would allow us to promote the use of ductal lavage and the results from ductal lavage as a management tool that would actually change physician management of patients.

(Ricki Golwasser):  And that's based on studies that you are doing right now? Or is that based on sort of studies that are published already?

Man: It's based upon a combination of those two things, historical breast cytology studies that have been published, the study that we published in the Journal of the NCI in December, follow-up data from those patients in that study, in particular women with highly atypical ductal lavage results. We have the histologic confirmation of those results now.

                    And then finally, we have a patient registry that we've established that tracks the patients that are having ductal lavage and their clinical results. And we would use that data to confirm the earlier three, so a combination of historical published information as well as data that we continue to collect.

(Ricki Golwasser):  Okay. And again, you might have said that already, but any ductal lavage in the `02 guidance?

Bob Bowen:          The ductal lavage for the full year `02 guidance was
                    approximately $2 million.

(Ricki Golwasser):  Okay. And the Digene royalties?

Bob Bowen:          The Digene royalties were approximately $3 million.

(Ricki Golwasser):  Okay, thank you.

Operator:           Your next question comes from (Ryan Rauch) of Adams Harkness
                    & Hill.

(Ryan Rauch):       Yes, just a couple of quick follow ups, in 2003, Bob, then is it fair to say we don't have Chlamydia revenue or you didn't guide the Chlamydia revenue because it could be a part of the Digene acquisition? You're just waiting to see whether or not that acquisition goes through but there could be upside if Chlamydia either from Roche - I mean, if Digene doesn't go through?

Bob Bowen:          That's correct.

(Ryan Rauch):       And then finally, I mean, when you do expect the (Nice
                    Committee) out of Europe to make their decision? It seems like this continually gets pushed off and the international revenue was - it does not include, like Pat said, the (Nice
                    Committee)'s decision. When do you expect that to take place?

Bob  Bowen:         (Ryan), our latest estimate on that is some time next year,
                    `03. it's difficult for us to predict given the level of oversight that the (Nice Committee) is taking into this process, in other words, the bureaucracy involved. But we're thinking `03 is the time in which the final decision will be made.

                    In the interim we're having some success in converting, obviously, the Scottish program as well as some of the training centers in the UK. But the final decision by
                    (Nice), we believe, has been delayed into next year.

(Ryan Rauch):       And then two more quick questions, with respect to the share repurchase, clearly you can't - that has been dormant. I mean, what do you think your best guess for timing is with respect to the Digene acquisition? Is it a month? Is it two months? And then at that point if you're not successful, will you agree to kind of reinstate that $50 million share repurchase that's been dormant for quite a while?

Patrick Sullivan:   (Ryan), this is Pat. It's hard for us to predict timing with respect to the Digene transaction. I mentioned we are evaluating all of our options and we hope to come to that conclusion as quickly as possible.

                    With regards to the share repurchase program, we announced that on the January 31, 2002. We are currently not able to purchase shares because of the registration statement that's currently active at the SEC. But we would, at the appropriate time, activate that program when we're free of the blackout.

(Ryan Rauch):       Okay, and then finally is this reduction clearly - I mean, I assume it is based wholly on inventory levels. Is it in part due to any competitive inroads from TriPath? Or is this just based on internal issues and a lack of understanding of maybe end-user demand over the last couple of years?

Man: I think it is clearly related to the inventory issues. The end-user demand we see continuing to grow. Our prediction here, our estimates are about 3 market share points per quarter going forward. It's not impacted by competitive pressures.

(Ryan Rauch):       Okay, thanks a lot.

Operator:           Your next question comes from (Ron Opal) of (HC Wainwright).

(Ron Opal):         Yes, you probably have answered this question at least once, maybe more than once already. I'd just like to ask it from a slightly different perspective. What is the fundamental difference for the reasons for the downgrade of the guidance the first time after the first of the year as compared to the lowering of the guidance today?

Bob Bowen:          I think, (Ron), as we closed the first quarter we recognized that there was stress levels in the business largely as a result of - and I think the sales promotions, you know, was a symptom of that.

                    But we at that point in time did not really have visibility to the types of data that we have visibility to today in terms of our best look and estimate of the inventory levels and the usage growth rates at the 1000 labs that we serve. And we have engaged in an exercise over the last 30 to 45 days that has consumed a significant amount of resource in this company, a significant portion of the workforce of the company to go through lab by lab and understand exactly where we are so that we could, to the best of our ability, get a better handle around what the adjustment might be.

                    I would add to that, as you may -- I'm sure you know, there is no independent third party reporting of how many pap tests are done in total or how many independent pap tests are done. So there's really not many places you can turn to to get the kind of data that you need in order to fully understand the breadth of the situation and the correction that's required.

                    And I also think that we firmed our thinking around how we felt it was best to run the business going forward such that we would have greater visibility, improved resource utilization and better marketing control and improved levels of pricing.

(Ron Opal):         So would you say that, based on the greater amount of
                    information you have now, that the likelihood of yet another guidance reduction would be minimal?

Bob Bowen:          I think we have a very good understanding of the situation.

(Ron Opal):         Great, thanks.

Operator:           Your next question comes from (Kurt Kruger) of Bank of
                    America Securities.

(Nathan Weins):     Hi, this is (Nathan) again. A follow-up to some of the
                    previous questions on timing with the FTC, I just remember that, forgetting about the possibility of, you know, concessions or coming to a just amicable agreement with the FTC, can you tell us a little bit about what the court case would look like if the FTC, you know, files this injunction and you decide to fight it? And then, you know, at what point do you just throw in the towel and say, you know, it's just not going to happen?

Patrick Sullivan:   (Nathan), we believe that the FTC has reached an erroneous conclusion that the transaction would be harmful to competition. We think we have a very strong case. And I would only comment that we are evaluating all of our options at this point.

(Nathan Weins):     Okay, no look into what the timeline might look like in
                    terms of, you know, when the court case would start, when you appeal and all that stuff?

Patrick Sullivan:   No.

(Nathan Weins):     Okay.

Man:                Operator, we'd be happy to take one more question.

Operator:           Okay, at this time I would like to turn the call back over to Mr. Patrick Sullivan, Chairman and Chief Executive
                    Officer of Cytyc Corporation for any closing remarks.

Patrick Sullivan:   Thank you, operator. We are obviously very disappointed in the development with the FTC. And we're taking the appropriate time to evaluate all of our options with respect to the Digene transaction. We're making changes in the way we operate the business on a day to day business that are in the long-term interest of the business and shareholders and we are confident in our growth prospects and are focused on continued conversion of the ThinPrep pap test.

                    Thank you for participating.

Operator:           This concludes today's conference. You may now disconnect.

                                       END